

Mail Stop 3233

September 4, 2005

Via E-mail
Mikhail Gurfinkel
President
Iron Sand Corp.
1999 Broadway, Suite 3700
Denver, CO 80202

> **Re: Iron Sands Corp.**
> **Form 8-K**
> **Filed September 1, 2015**
> **File No. 000-54477**

Dear Mr. Gurfinkel:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information your provide in response to this comment, we may have additional comments.

1. We note your disclosure in your Form 10-Q filed August 14, 2015 that you are a shell company as defined by Rule 12b-2 of the Exchange Act. We also note that your disclosure of a change in control under Item 5.01 of Form 8-K whereby Badlands NGLs, LLC now owns 100% of the company. Please amend your Form 8-K to provide the required Form 10 information. Refer to Item 5.01(a)(8) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Brian Caid, Esq. (*via E-mail*)